FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: February 22, 2007

(Translation)

February 22, 2007

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contacts: Makoto Miyakawa/Diane Foley
Corporate Communications Division
+81-3-3798-6511

NEC Revises Full-Year Financial Forecasts and

Cancels Part of Pension Trust

NEC Corporation today revised its full-year financial results forecast for the fiscal year ending March 31, 2007, previously disclosed on February 6, 2007, and decided to cancel a part of its pension trust.

I. Revised forecasts for full-year financial results

1. Revision of consolidated financial results forecast for the full fiscal year ending March 31, 2007 (April 2006 – March 2007)

	(In billions of yen)
	Net sales	Ordinary income	Net income (loss)
Forecast as of February 22, 2007 (A)	4,680.0	25.0	40.0
Forecast as of February 6, 2007 (B)	4,680.0	40.0	18.0
Difference (A – B)	0	-15.0	+22.0

Fiscal year ended March 31, 2006	4,930.0	15.0	(10.1)

2. Revision of non-consolidated financial results forecast for the full fiscal year ending March 31, 2007 (April 2006 – March 2007)

	(In billions of yen)
	Net sales	Ordinary income	Net income
Forecast as of February 22, 2007 (A)	2,230.0	25.0	40.0
Forecast as of February 6, 2007 (B)	2,250.0	40.0	40.0
Difference (A – B)	-20.0	-15.0	0

Fiscal year ended March 31, 2006	2,370.7	27.5	41.8

3. Background to the revisions

(1) Consolidated results

Although its consolidated net sales forecast remains the same at 4,680.0 billion yen, NEC anticipates consolidated operating income of 85.0 billion yen, 15.0 billion yen less than the previous forecast. Despite an anticipated improvement in operations of the Mobile/Personal Solutions business and affiliated companies in the Others business segment etc., this decrease is mainly due to the impact of a downturn in the semiconductor business, falling IT equipment prices and increased cost of sales in the IT/Network Solutions business, and the impact of shipments of network systems and equipment being shifted to the next fiscal year. NEC expects ordinary income of 25.0 billion yen, 15.0 billion yen less than the previous forecast.

The company anticipates consolidated net income of 40.0 billion yen, 22.0 billion yen more than the previous forecast, owing to the recording of extraordinary income (see II for details) accompanying a cancellation of a part of the pension trust, despite a decrease in ordinary income.

(2) Non-consolidated results

NEC anticipates non-consolidated net sales of 2,230.0 billion yen, 20.0 billion yen less than the previous forecast. This is mainly due to the impacts of falling IT equipment prices in the IT/Network Solutions business and shipments of network systems and equipment being shifted to the next fiscal year.

NEC expects non-consolidated ordinary income of 25.0 billion yen, 15.0 billion yen less than the previous forecast, mainly due to a decrease in net sales.

There is no change from the previously-disclosed non-consolidated net income forecast as a result of the recording of extraordinary income (see II for details) accompanying a cancellation of a part of the pension trust, despite a decrease in ordinary income.

4. Year-end dividend for the fiscal year ending March 31, 2007

NEC expects to pay a year-end dividend of 4 yen per share of common stock for the year ending March 31, 2007 as previously disclosed (an annual dividend of 8 yen per share of common stock, including the interim dividend that has already been paid).

II. Cancellation of a part of the pension trust

1. Background

NEC’s pension trust is set with the goal of achieving fiscal soundness of the financial resources to fund its pension program. As a result of an improvement in pension fund management owing to a recovery in stock market conditions, there is currently an excess in funding of pension funds for the pension obligation. NEC decided to cancel a part of its pension trust based on the judgement that a condition of excess funding for the trust is logically expected to continue after cancellation.

2. Details of the cancelled shares and impact on financial results

Cancellation date:	February 22, 2007
Sum of cancellation return:	110.0 billion yen worth of shares (37,413,000 shares)
Title of shares:	Nippon Electric Glass Co., Ltd.
Impact on financial results:

- Extraordinary income of approximately 68.0 billion yen will be recorded for consolidated and non-consolidated financial results.

Others:

- NEC’s current share holding ratio of Nippon Electric Glass Co., Ltd. shares is 1.8%. This will increase to 13.5 % following cancellation of a part of the pension trust. Neither NEC’s current voting ratio of 25.2 % or its relationship with Nippon Electric Glass Co., Ltd. will be affected by the cancellation.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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